RECEIPT

TRANSGLOBE ENERGY CORPORATION

This is the receipt of the Alberta Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated January 14, 2011 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Manitoba and Quebec. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

January 14, 2011

"Cheryl McGillivray"
Cheryl McGillivray
Manager, Corporate Finance

SEDAR Project # 01686908

4TH FLOOR, 300 - 5TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3C4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com